Live Oak Acquisition Corp. II

40 S Main Street, #2550

Memphis, TN 38103

September 16, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Jennifer Angelini

Re: Live Oak Acquisition Corp. II

Registration	Statement on Form S-4, as amended
Filed	June 8, 2021
File	No. 333-256880

Dear Ms. Angelini:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Live Oak Acquisition Corp. II (the “Company”) hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. Eastern Time on September 20, 2021, or as soon as thereafter practicable.

Very truly yours,

Live Oak Acquisition Corp. II

/s/ Richard J. Hendrix
Richard J. Hendrix
Chief Executive Officer of the Company

cc:	Sarah K. Morgan, Vinson & Elkins L.L.P.
John Kupiec, Vinson & Elkins L.L.P.
Jonathan Axelrad, DLA Piper LLP
Jeffrey C. Selman, DLA Piper LLP
John F. Maselli, DLA Piper LLP